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We're Crowdfunding!

We're now accepting investments in the PowerPod and our company.

Be a part of our mission to change energy for the better by investing in our company and the PowerPod.

We're in our last week of friends and family reservations. Reservations open to the public on June 1.

Click the button below for details or go to: https://wefunder.com/halcium

Invest



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

halcium

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